UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Amendment No. 9

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

DISABILITY ACCESS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	20-5702367
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

720 W. Cheyenne Ave. Suite 220 North Las Vegas, NV	89030
(Address of Principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code.	(702) 882-3999

Peter Chin

Chief Executive Officer

720 W. Cheyenne Ave. Suite 220

North Las Vegas, NV. 89030 Phone: (702) 882-3999

Facsimile: (702) 649-7417

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.00001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

EXPLANATORY NOTE

In response to comments received from the Staff of the Securities and Exchange Commission (“SEC”) Disability Access Corporation is filing this Amendment No. 9 to our Registration Statement on Form 10 Amendment No. 8, as filed with the U.S. Securities and Exchange Commission on August 25, 2010, to revise the discussion of potential derivative instruments in Item 2. Financial Information and Item 15. Financial Statements.

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This registration statement includes forward-looking statements based on management’s beliefs, assumptions, and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” estimate,” “consider,” or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of “penny stocks,” and other risks and uncertainties.

Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason after the effectiveness of this registration statement except as we may be required to do under applicable law.

As used in this registration statement, the terms “we,” “us,” “our” and the “Company” refer to Disability Access Corporation, a corporation organized under Nevada Law.

TABLE OF CONTENTS

Item No.	Description	Page

1	Business	4
1A	Risk Factors	11
2	Financial Information	15
3	Description of Properties	23
4	Security Ownership of Certain Beneficial Owners and Management	23
5	Directors and Executive Officers	24
6	Executive Compensation	25
7	Certain Relationships and Related Transactions	27
8	Legal Proceedings	28
9	Market Price of and Dividends on our Common Equity and Related Shareholder Matters	28
10	Recent Sales of Unregistered Securities	30
11	Description of Registrant’s Securities to be Registered	30
12	Indemnification of Officers and Directors	31
13	Financial Statements and Supplementary Data	32
14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	32
15	Financial Statements and Exhibits	32

	Index to Financial Statements	F-1

ITEM 1.

BUSINESS

Company Overview

Disability Access Corporation (the “Company” or “DBYC”) presently has one subsidiary company, Disability Access Consultants, Inc. Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc. and it was name changed to Disability Access Corporation (“DBYC NV”) on November 8, 2006. PTS, Inc, our parent company, purchased Power-Save Energy Corp, a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS, Inc. purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS, Inc. renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation.

On November 15, 2006, DBYC NV was merged with DBYC Delaware, with DBYC NV remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned Merger agreement dated October 17, 2006, DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS, Inc. reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC “DBYC NV”. See the chart below for a visual representation of the chain of events.

Notwithstanding the above transactions, DBYC and DAC remained subsidiaries of PTS, Inc. through December 31, 2009.  On February 23, 2010, PTS, Inc., entered into an Exchange and Settlement Agreement with Mr. Peter Chin to resolve mutual obligations and liabilities.  The effect of the Exchange and Settlement Agreement was that Mr. Peter Chin would resign from all positions and appointments in PTS, Inc. as of the close of business on February 23, 2010 and the Board would accept such resignation, and that further Peter Chin would forgive $502,699 worth of collective accumulated obligations for salary, advances and expenses from PTS, Inc. and would further exchange 4,863,333 PTS, Inc. Series A preferred shares (worth approximately $328,275 based on closing bid price at February 12, 2010) in exchange for 10,000,000 Series A preferred shares in Disability Access Corporation, held by PTS, Inc. (approximate value $100) plus 1,175,126,879 common shares in Disability Access Corporation (approximate value $117,513) held by PTS, Inc. plus all notes receivable and payable (including debentures) held by PTS, Inc. in Disability Access Corporation and/or its subsidiary Disability Access Consultants, Inc. which collectively total $569,078 as of February 23, 2010.  The exchange would eliminate PTS, Inc.'s interest in Disability Access Corporation as well as Disability Access Consultants, Inc. A copy of the Exchange and Settlement Agreement was attached to the Company’s Current Report on Form 8-K filed on March 12, 2010 as Exhibit 10.4.

Disability Access Consultants, Inc. (“DAC”), out of an effort to create a system to facilitate and expedite the processes related to inspections based on the regulatory standards for the American with Disabilities Act (“ADA”) has developed a proprietary web-centric process which can be used for such purpose.  In addition to its original purpose, the process can also be adapted for other areas of regulatory inspection and requirements.  Though DAC’s original business is founded on performing ADA inspections, its efforts to automate the inspection process have resulted in an interactive system which can be readily adapted to a wide range of other regulatory required inspection areas such as but not limited to: building inspections, health inspections, mine safety, OSHA, fire inspections, etc.

DAC offers a full continuum of accessibility compliance services, software and automated solutions to comply with the requirements for mandated and recommended services for individuals with disabilities in accordance with federal, state and local laws and regulations.  Services are provided to a broad spectrum and growing number of clients as the concept of “ADA is Everyone’s Business” integrates into a large network of businesses and public entities.

Included in DAC’s automated solution for data collection, processing and reporting is compliance with state and federal accessibility regulations and codes.  DAC currently uses DACTrak by our staff to inspect sites and “process” a compliance report.  DACTrak provides a web based solution for the client to view, interact and manage their compliance data. The use of AcTrak was originally designed as a term for using the software on the pc tablet for the actual inspection process.  DACTrak was designed as the data management portion of the software for the clients to update and manage their report.  To avoid confusion, the terms AcTrak and DACTrak were “blended” or combined to refer to the same software, regardless of their use.  AcTrak was originally intended to be the intake portion of the software that utilized the laptop tablet.  DACTrak was the automatically generated report and the report management features that utilized the web. Over time, AcTrak has blended into DACTrak and the terms are used  in a similar capacity and reference. The software is now named DACTrak. The term DACTrak will be utilized in this document, as applicable.

Business Strategy

Long range business opportunities include potential expansion of current DAC accessibility and ADA compliance products and services into a large market arena that includes other regulatory areas in addition to the ADA.  The business strategy includes regulatory products in addition to the ADA. Our software expansion will be targeted for specific industry standards that may include, but are not limited to: building officials, code enforcement, insurance industry, risk managers, OSHA, insurance carriers, nuclear industry, FEMA, federal government, title insurance, banking and accounting.  The list of potential clients and markets represents a large market potential.  Revenue generation from the various areas of our current and new products will come from: software licensing, software training, online and telephone support, data storage and client device utilization. DAC currently has insurance carriers, building officials, code enforcement, risk managers, city and county governments and federal government as clients for ADA and state accessibility regulations. The software expansion will target content areas and other needs beyond accessibility for each industry.  We are currently working on products for Fair Housing, of which we estimate we are roughly thirty-five (35%) complete towards a similar product service and system comparable in nature and method to our existing ADA software and services, along with other federal markets.  We expect to resume work and target to complete the software and development of the Fair Housing product in 2010 and pending resource availability expect release for commercial utilization in the later part of 2010.

Our Products and Services

Currently our services include onsite facility surveys by our inspectors utilizing DACTrak, review of client policies and procedures for discriminatory practices, consultation, plan reviews, expert witness services and providing training and staff development sessions.  Our current principal income is obtained from the use of our services and proprietary software related to accessibility compliance with State and Federal standards.

Though based on our earlier version the new version of DACTrak software has further enhanced and expanded the automated features of the entire inspection process and embraces a new business model, which significantly reduces the inspection and report generation time period, improving productivity by factors in excess of 800%, by using the tools and methodologies as generally outline and described below. Disability Access Corporation has created and is currently refining a do-it-yourself self service, subscription based, fully automated process to be used both internally and marketed to the public. We are currently completing the training manual and training materials for the do-it-yourself self service product.  The product has been in use by customers since the first quarter of 2010.

hese tools enable end-to-end do-it-yourself subscription based compliance solutions that are focused on large enterprise clients, specifically the federal government and other large corporate and public entities.  In addition, the product is designed to incorporate partnerships with existing competition by enabling them use of the product while safeguarding our knowledgebase and maintaining complete control.  In short, we have automated the entire process from a time-consuming, labor intensive and highly specialized procedure to a simple and fast method requiring minimal training.  As an example, and to explain our above assertion that  the use of our software improve productivity by factors in excess of 800% prior to the development and utilization of our software solution, when our inspectors would inspect a Quick Service Restaurant (QSR) the measuring, photographing and documentation process would take 8 to 10 hours at the QSR location then another 10 to 12 hours for office report preparation and then roughly 4 to 6 hours for managerial review pending uniqueness of facility and another 2 to 4 hours for final report preparation.  It should be noted that inspections require specific measurements, assessments, code references and evaluation recommendations so a manual process for report preparation and review is very time consumptive.  With the utilization of our software the inspectors forego lengthy paper worksheets, forego excessive field documentation, directly inputs findings to the software (this saves the office report preparation) and responds to software driven additional information needs.  Further, the automated report system simplifies and streamlines the managerial review process.  Thus under the manual methodologies a QSR inspection and report generation would take, pending circumstances, between 24 to 32 hours to prepare.  Utilizing our integrated software the originating data intake is greatly simplified, the office report preparation is virtually eliminated, the managerial review time is focused on unique exceptions if any and as the software is integrated to a report writer the report preparation time is reduced to print time only – net resulting in the full process for a QSR report to be generated and reviewed in less than 4 hours compared to the 24 to 32 hours previously required under a mostly manual methodology.

DACTrak has improved worker productivity, created faster production delivery and provides enterprise management while drastically reducing labor costs and turn around times. Client access to information is managed and readily available through a web browser.  Inspections and field data are automatically processed and delivered to the client in real time.  The products will be available for large volume jobs such as the U.S. Government.  Program updates will be accomplished through an auto feature and will work globally for all clients.

DACTrak is currently working and producing revenue in the current market. Fees vary due to the type, size, location, and quantity of the inspections to be completed and the timeline requested for completion. The potential market of clients that needs not only data collection, but automated processing of complex data and web based interaction and management is large and represents a significant revenue potential.  Reports were previously distributed by hard copy or on CD.  Reports are now accessed by the client via the web browser.  In selected cases, hard copies of the reports can be mailed or sent via PDF.

Competition

There is currently no do-it-yourself automated model electronic processing system available.  Based on our surveys and studies, our competition uses manual processes. Rudimentary database lists are the only types of processes used at this time by competitors.  As a result, the surveys are laborious, require extensive training and are not comprehensive.

Competitive Advantages

Most of DAC’s current competitors are architectural firms that perform design work in addition to ADA inspections and services, generally at higher prices than DAC. DAC is aware of some pricing by bid results and phone calls from clients.

What sets DAC apart from the competition is that DAC has developed the software, methodology and experience that exceed the competition’s data collection and delivery methods.  DAC has also developed a method to process complex information and has developed a methodology for data management. DAC has researched the delivery methods of our competitors. Some competitors do not use any databases. DAC is not aware of competitors that have a “self service or automated model” that processes complex information using an automated process. DAC has provided a technology based delivery of our inspection reports, which is not done by the majority of our competitors. Most of our competitors use simple database reporting.  DAC does not provide design services.

DAC also has the competitive advantages of lower cost of services that generates competitive pricing, as well as efficient and speedy report generation.  Our market speed and recognition will continue to develop and provide for a large increase in volume.  DAC has an established diverse client base.

As previously mentioned, the target market for future DAC clients expands beyond the market for accessibility products and services.  Expanding our currently working and revenue generating software into other markets is now a reality.

There is currently no do-it-yourself automated model electronic processing system available from the competition.  Based on our surveys and studies, manual processes and rudimentary database lists are the only types of processes used at this time by competitors.  As a result, the surveys are laborious, require extensive training and not comprehensive.

•

We Are the Developers of Our Technology. For the last 7 years we have been at the forefront in the innovation and design of automating the ADA inspection process.

•

We are the Creators of Our Own Technology.  We offer a superior technological solution at a far superior price.  Based upon research and analysis of our competitors, management believes we are the leading company in technology currently providing ADA inspections.

•

We Offer a Turn-Key Solution.  DAC offers a complete inspection, evaluation, reporting and data retention process for our ADA customers.  DAC further expects to extend this solution basis to other areas of required regulatory compliance.

Customers

Our new customers are mainly derived from “word of mouth” from current and previous customers, particularly as the litigation community as well as the construction contractor community is fairly small. Needs by these patrons stimulate peer query and we have enjoyed the resulting positive referrals.  Additionally, we obtain new patrons through customer initiated website searches and from responding to various public “Request For Proposals”.

A very important component of the Market Strategy is customer retention.  The Company’s product is web based not client based, and as such the customer is compelled to continue with the Company’s services for both software updates and data storage, the absence of which renders the customers final reports as static and of limited use in the changing reporting environment, thus effectively once a customer always a customer.

Though the product utilization opportunities are vast, the larger potential core users are much more defined and easily targeted for presentation.  The following sales methodologies will be utilized; 1) direct sales solicitations; 2) target specific industry trade magazines; 3) web based marketing; 4) seminars and trade shows.  Additionally, as the Company’s solutions provide for a timely report turnaround at efficient pricing there will be a natural viral consumer marketing solution as various professionals share their solutions (most of the existing customers for DAC have been obtained in this manner).

Separately, the Company obtains business by responding to government request for bids for services based on ADA compliance. The Company has enjoyed past and current contracts obtained by this method, and has further enjoyed supplemental business opportunities from the word of mouth generated by this activity.

From January 1, 2008 through June 30, 2010, the Company has benefited, and continues to date to benefit from a contract with Yum Restaurant Services Group, Inc., a large international Quick Service Restaurant (QSR) chain.   DAC has contractual commitments to provide services related to approximately 4,000 of their locations.  During the aforementioned period the Company enjoyed approximately 53% in 2008, 30% in 2009 and 14% through the second quarter 2010 of its gross revenue from this client.  The agreement is not exclusive and does not carry a calendar term, however, it is on an as available basis and, as such, tends to flow seasonally in parallel with construction seasons.  DAC charges the client an original inspection fee for each restaurant and a lesser fee for each re-inspection (re-inspections are typical for facilities with significant exceptions noted in previous inspections). In addition to the inspection fee the client also reimburses for DAC’s staff travel and expenses.  While this client represented a significant part of DAC’s revenues in 2008 and a lesser degrees in 2009 and the first six months of 2010, DAC expects to continue to diversify its client base and as such, under normal circumstances, DAC does not believe it is overly dependent on this client, particularly in light of the growing need for ADA inspections, and the inclusion of ADA compliance in the current economic stimulus legislation.  As evidence to the absence of dependency, with the exception of the second quarter of 2009 which was subjected to extraordinary timing and economic circumstances in the United States, the Company has experienced quarters where the activity from the client was nominal and the Company filled in the open times with other client work, typically in the areas of public facilities such as schools and universities.  Furthermore, the Company has had significant other client activity such that the company finds itself often times declining request for work from other potential clients.  Additionally, as there is no material fixed costs associated with the inspections of the food chain facilities, accordingly, in the event there is an absence of work from said client, there is no unrecoverable incremental costs. So at worst, the loss of this client would be opportunity loss not hard dollar costs.

Intellectual Property

We regard the protection of copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and will rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. Due to the high cost of filing, we have not filed trademark applications for our brand and logos, however as we increase our capital resources we intend to submit our most recently developed technology applications for various categories of intellectual property protection, which we currently expect will be in either late 2010 or early 2011, again as resources permit.

Government Regulation

Compliance with the Americans with Disabilities Act (ADA), federal accessibility standards and state disability laws and regulations applies to businesses and public entities.  The market is unique in that it is driven by accessibility requirements that are mandated.  Buildings, facilities, venues and programs that are open to the public are required to be accessible for individuals with disabilities.  Properties and services that are not accessible may be discriminatory and present a potential liability for property owners.  Purchasing properties that do not meet the required federal and state standards increase exposure to lawsuits and present additional liability for property owners and managers.

● More than 54 million people (20% of the population) in the United States have a disability ¹.

● The Americans with Disabilities Act (ADA) passed in 1990 ², requires all organizational entities, public or private, with more than 15 employees, to provide equal access for individuals with disabilities.

With the adoption of contemporary state and local building codes and with an increasing aging population demanding safe access, the need for accessibility risk management, compliant buildings and accessible programs will continue to intensify.

The 2002 County Business Patterns and 2002 Economic Census was filed as Exhibit 99.2 to the Company’s Form 10 filed on December 23, 2009.  The 2007 County Business Patters and 2007 Economic Census can be found at www2.census.gov/econ/susb/data/2007/us_6digitnaics_empl_2007.xls.

¹ U.S. Census Bureau, December 18, 2008 press release

² http://www.usdoj.gov/crt/ada/pubs/ada.txt

Research and Development

The Company recognized that in order to maximize productivity, expand opportunities, and to grow beyond a specialty inspection business that developing unique information technology solutions was and is key to the long term dynamic growth of the Company.  Accordingly, the Company has committed significant resources to the development of various information processing solutions, with the goal to provide, in addition to professional inspection services, certain technology solutions as licensable products and services.  The Company spent $435,485 in 2007 on ordinary support and maintenance of the Company's software and system, through which the Company identified areas for future software and system development and accordingly spent $236,135 in 2008 and $18,743 in 2009 which was capitalized. The new software was deployed and made commercially available in the first quarter of 2009. Though the clients of the Company will benefit from the efficiencies gained through our Research and Development, the Company will be able to expand and diversify its client base as well as afford an opportunity for business expansion by licensing the resultant developed software. The Company has enjoyed certain successes in this effort and has realized certain anticipated benefits accordingly.  The Company remains committed to continuing its Research and Development efforts with the following business goals and targets:

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Expand service areas, markets and applications beyond our current target market of compliance with accessibility regulations for state and local governments and businesses.

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Provide an option for our clients to utilize DACTrak to collect data themselves by licensing DACTrak on our customized pc tablet.

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Develop the infrastructure to support growth to other markets and applications.

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Provide regulatory agencies and businesses with an automated tool that can be used directly by the agency or business to provide consistent and reliable data collection and analysis of field information and the methodology to manage and update data.

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Provide training seminars.

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Develop training materials and publications for purchase.

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Provide licensing or subscription based use of DACTrak and the DAC pc tablet.

Employees

Disability Access Corporation currently has three employees who serve in administrative positions and three independent consultants.

Through our subsidiary, Disability Access Consultants, Inc., we have an additional ten full time employees and three independent consultants who serve in administrative positions. Management intends to hire additional employees only as needed and as funds are available.

Barbara Thorpe has extensive experience in accessibility solutions and assisting individuals with disabilities.  She serves as President, and along with her management responsibilities, provides the vision to our IT Department to develop and expand the automated inspections systems.

Office and Facilities

Our corporate headquarters and our executive offices are located at 720 W. Cheyenne Ave. Suite 220, North Las Vegas, NV 89030, our telephone number at this address is 702-649-7411 and our corporate headquarters telephone number is 702-882-3999.  Additionally, the Company has a Northern California office located at 4160 Cherokee Road, Oroville, CA 95965 and also has a Florida office located at 7789 North Florida Ave, Citrus Springs, FL 34434.

ITEM 1A.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Doubt as to Ability to Continue as Going Concern

Our independent certified public accountant has stated in their report included in this filing that we have suffered recurring losses from operations that raise substantial doubt about our ability to continue as a going concern.

The Company has experienced historical operating losses and working capital deficiencies. There is a possibility that our revenues will not be sufficient to meet our operating costs. To date our total liabilities have greatly exceeded our current assets. There is a substantial doubt that we can continue as a going concern.

The major part of the Company’s liabilities are in the form of loans which were obtained for operating and development purposes.  If these loans were not to be renewed, the Company would be forced to seek either alternative financing sources, new equity investment, or alternatively sell certain material assets and/or seek reorganization under bankruptcy rules.  In the event these loans could not be continued, there can be no current assurance of the continued viability of the Company.  Additionally, in the event that revenues were to decline below operating cost and such resultant loss exceeded cash and short term receivables, there again can be no current assurance of the continued viability of the Company.

We will need additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position, results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS

We have an evolving business operation, which may make it difficult for investors to predict future performance based on current operations.

We have an evolving business operation which investors may find difficult to base an evaluation of our potential future performance. As a result, there can be no assurance that we will be able to develop consistent revenue sources, or that our operations will be profitable. Our prospects must be considered in light of the risks, expense and difficulties frequently encountered by companies in early stages of development.

We must, among other things, determine appropriate risks, rewards and level of investment in each project, respond to economic and market variable outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited. We may issue additional shares of common stock in the future, which could cause dilution to all shareholders.

We may seek to raise additional equity capital in the future to fund business alliances, develop new services and grow our sales capabilities organically or otherwise. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock. A limiting factor on our growth, including our ability to enter our proposed markets, attract customers, and deliver our product in the targeted ADA inspection market, is our limited capitalization compared to other companies in the industry.

If we raise additional capital through issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business could suffer if we are unable to raise additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

We have not yet consummated any marketing, or other alliances necessary for the successful penetration of our target markets.

While we are not actively pursuing the relationships necessary to begin marketing DAC, we have yet to finalize any agreements with potential business partners, or third-party wholesalers or retailers for the marketing of DAC. There can be no assurance that we will be successful in doing so. If we are not successful in securing these critical alliances on reasonable terms, we may not generate sufficient revenue to conduct our operation or become profitable.

If we fail to protect our intellectual property, our planned business could be adversely affected by the absence of copyright and patent protections.

Our viability will depend on our ability to develop and maintain the proprietary aspects of our technology to distinguish our product from our competitors’ products and services. To protect our proprietary technology, we rely primarily on a combination of copyright, trademark and patent laws.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Unauthorized use of our proprietary technology could harm our business. Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

As the Company has not filed all protections possible, such as various copyright and patent protections related to developed software, the Company has risk such that unauthorized use of our proprietary technology could harm our business.

If our services and technology do not achieve market acceptance, we may not generate sufficient revenue to conduct our operations or become profitable.

We cannot assure you that a sufficient number of customers will purchase our services. The failure of Disability Access Corporation and its services to be accepted in the commercial marketplace would have material adverse effects on our business longevity. As a result, the value of your investment could be significantly reduced or completely lost.

Business concentrations.

Credit risk: We extend credit to our customers with no collateral which could expose us to a loss.

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash and accounts receivable. We place our cash with high quality financial institutions and, at times, balances may exceed the FDIC $250,000 insurance limit. We extend credit based on an evaluation of a customer's financial condition, generally without collateral. Exposure to losses on accounts receivable is principally dependent on each customer's financial condition. We monitor our exposure for credit losses and maintain allowances for anticipated losses, if required.

Customers: Our customers make up the majority of our revenue and a loss of one of those customers could have adverse affects.

During 2009 and 2008, two and one customers, respectively, accounted for 46% and 53%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2009 and 2008. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At December 31, 2009, four customers accounted for a total of 70% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at December 31, 2009.

At June 30, 2010, four customers accounted for a total of 61% of our revenue.  No other customer accounted for more than 10% of revenue for the first six months of 2010.  The loss of these customers could have a material adverse effect on our financial position and results of operations.

At June 30, 2010, three customers accounted for a total of 91% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at June 30, 2010.

Potential fluctuations in annual operating results.

Our annual operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including the demand for our services, seasonal trends in purchasing, the amount and timing of capital expenditures; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to our industry.  Our annual results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters.  Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future years.

Lack of independent directors could present the potential for a conflict of interest.

We cannot guarantee that our board of directors will have a majority of independent directors in the future.  In the absence of a majority of independent directors, our executive officers could establish policies and enter into transactions without independent review and approval thereof.  This could present the potential for a conflict of interest between us and our stockholders, generally, and the controlling officers, stockholders or directors.

Limitation of liability and indemnification of officers and directors could have adverse affects.

Our officer and directors are required to exercise good faith and high integrity in our management affairs.  Our articles of incorporation provide, however, that our officer and directors shall have no liability to our stockholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction.  Our articles and bylaws also provide for the indemnification by us of the officer and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, our best interests, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

 We may experience rapid growth which will place a significant strain on our managerial, operational, and financial systems resources.  To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base.  There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations.  Our inability to effectively manage our future growth would have a material adverse effect on us.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY

There is currently no public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.

There is currently no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 15c211 with the Financial Industry Regulatory Authority that would permit our common stock to be quoted for trading on the Over-The-Counter Bulletin Board, but we cannot be sure that such an effort would be successful. If and when our stock does begin trading, we cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our common stock at a price that is attractive. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

Our common stock is deemed to be a “Penny Stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

The SEC has adopted regulations that define a “penny stock,” generally, to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. This designation requires any broker or dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities.  These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of shareholders to sell their shares.

The market price of our common stock may fluctuate significantly in response to factors, and market volatility, some of which are beyond our control.

The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control. These factors include:

∙

The announcement of new services, or service enhancements by us or our competitors;

∙

Developments concerning intellectual property rights and regulatory approvals relating to Disability Access Corporation;

∙

Quarterly variations in our results or the results of our competitors;

∙

Developments in our industry and target markets;

∙

General market conditions and other factors, including factors unrelated to our own operating performance.

Recently, the stock market in general has experience extreme price volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be worse if trading volume of our common stock is low.

Since our stock does not have a trading market, this risk will only come to fruition if a trading market develops.

We  do not anticipate paying dividends in the foreseeable future.

Since we are an emerging company, we do not anticipate paying dividends in the foreseeable future. We do not anticipate paying dividends on either our common stock or preferred stock in the foreseeable future, but plan rather to retain earnings, if any, for the operation, growth and expansion of our business.

We are not likely to succeed unless we can overcome the many obstacles we face.

Investors should be aware of the difficulties, delays and expenses we encounter, many of which are beyond our control, including unanticipated market trends, employment costs, and administrative expenses.  We cannot assure our investors that our proposed business plans as described in this report will materialize or prove successful, or that we will ever be able to finalize development of our products or services or operate profitably.  If we cannot operate profitably, you could lose your entire investment.  As a result of the nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

Contingent Liability for Securities Act Violation.

During December 2006, PTS, Inc. distributed 126,189,788 shares of Disability Access Corporation to their stockholders on a pro rata basis. Please note that this distribution was an unregistered transaction, and, as such, may have exposed Disability Access Corporation to violations of the Securities Act.  Therefore, there is a potential contingent liability for rescission demands by affected shareholders of PTS, Inc.

ITEM 2.

FINANCIAL INFORMATION

The following financial data should be read in conjunction with the financial statements and related notes thereto and our "Management's Discussion and Analysis or Plan of Operation" discussions, all of which are included elsewhere in this registration statement.

The consolidated statements of operations data for the years ended December 31, 2009 and 2008 and the consolidated balance sheet data at December 31, 2009 and 2008 are derived from our consolidated financial statements and related notes thereto included elsewhere in this registration statement.

	December 31,
	2009	2008
STATEMENTS OF OPERATIONS DATA:
Sales	$1,438,580	$1,417,724
Cost of sales and operating expenses	1,437,603	1,278,401
Income (loss) from operations	977	139,323
Other expenses	(59,215)	(178,210)
Net loss	$(58,238)	$(38,887)
Basic loss per share	$(0.00)	$(0.00)
Weighted average shares	2,437,676,200	2,412,269,023

	2009	2008
BALANCE SHEET DATA: Current assets	$467,010	$360,677
Total assets	$1,680,449	$1,641,599
Total shareholders' equity	$665,107	$723,345

The consolidated statements of operations data for the six month ended June 30, 2010 and 2009 and the consolidated balance sheet data at June 30, 2010 and 2009 are derived from our consolidated financial statements and related notes thereto included elsewhere in this registration statement.

	For the Six Months Ended June 30,
	2010	2009
STATEMENTS OF OPERATIONS DATA:
Sales	$903,391	$449,091
Cost of sales and operating expenses	779,769	623,009
Income (loss) from operations	123,622	(173,918)
Other expenses	68,225	(28,209)
Net income (loss)	$55,397	$(202,127)
Basic	$0.00	$(0.00)
Weighted average shares outstanding,
Basic	2,437,676,200	2,437,676,200
Diluted	13,239,065,100	2,437,676,200

	June 30, 2010
BALANCE SHEET DATA: Current assets	$533,286
Total assets	$1,715,642
Total shareholders' equity	$720,643

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Disability Access Corporation (the “Company” or “DBYC”), presently has one subsidiary company, Disability Access Consultants, Inc.

Disability Access Consultants, Inc. (“DAC”) out of an effort to create a system to facilitate and expedite the processes related to inspections based on the regulatory standards for the American with Disabilities Act (ADA), has developed a proprietary web-centric process which can be used for such purpose.  In addition to its original purpose, the process can also be adapted for other areas of regulatory inspection and requirements.  Though DAC’s original business is founded on performing ADA inspections, its efforts to automate the inspection process have resulted in an interactive system which can be readily adapted to a wide range of other regulatory required inspection areas such as but not limited to: building inspections, health inspections, mine safety, OSHA, fire inspections, etc.

DAC is a corporation with an extensive history of accessibility compliance consulting. Beginning in July of 1998, our founder Barbara Thorpe established Disability Access Consultants, Inc. as a California S Corporation, with the intent of providing inspections for public entities with needs for ADA inspections.  Borrowing on Ms. Thorpe’s previous experience and expertise as an ADA coordinator for a public entity, the Company continued to grow and expand its inspection services from public entities to include private entities as well.  Though the original Company has been subsequently acquired and reorganized to its current public C Corporation structure, the Company has retained the talents, skills and expertise in the area of ADA inspections and has been frequently called upon to provide expert witness testimony in addition to its inspection and consulting services.  DAC has conducted over 4,000 inspections for cities, counties, schools and other public and private business, such as restaurants, hotels, retail businesses and commercial buildings. DAC provides consultation to numerous state and local governmental entities and businesses.  DAC has assisted city and county governments, the federal government, school districts, and other public entities and municipalities. DAC has also assisted retail, commercial, recreational and corporate clients to comply with state and federal accessibility standards.  DAC has developed transition/barrier removal plans and provided consultation and expert witness services.  DAC offers pro-active services as well as support and assistance for companies that are facing penalties and litigation for being out of compliance. DAC has assisted in litigation and has performed compliance audits for public entities and other businesses. To help companies and public entities meet the requirements of the Americans with Disabilities Act and other accessibility standards, DAC has developed  proprietary software that is a management tool to simplify and streamline the accessibility compliance process. DAC has offices in Nevada and Northern California.

Capital Access

If our Company needs to raise capital, it can sell stock. The Company will be more likely to obtain capital access by being obligated under the Exchange Act of 1934 because investors will be able to verify all information about the Company, including annual audited financials. A public reporting status can also provide favorable terms for alternative financing which will help expand the Company’s business.

Better Liquidity for Shareholders

In general, stock in a public reporting company is much more liquid than stock in a public non-reporting company because the investor can verify all information about the Company, making it easier to decide whether to invest in the Company’s future. Investors of the Company may be able to buy or sell the stock more readily by being a reporting public company. This liquidity can elevate the value of the corporation which will attract more investors.

Financial Operations Overview

The Company expects to incur substantial additional costs related to ongoing development activities. Our future cash requirements will depend on many factors, including continued progress in our sales and development program, and the cost of product commercialization. Accordingly, we may require external financing to sustain our operations if we cannot continue to achieve a positive cash flow. Success in our future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding and market acceptance for our services as further described above under Section 1A “Risk Factors.”

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities.  We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances.  Future events, however, may differ markedly from our current expectations and assumptions.  While there are a number of significant accounting policies affecting our consolidated financial statements, we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes.  Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company. Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Software Development Costs

Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

Intangible and Long-Lived Assets

We follow Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, “Property Plant and Equipment”, which establishes a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Goodwill is accounted for in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”. We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value.

Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2010 or 2009.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt, equity, and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our debt instruments are not derivative instruments because they are not readily convertible to cash based on our historical trading volume and we have determined that the conversion features of our equity instruments are not derivative instruments because the strike price of common stock at the date of grant is equal to the conversion price.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control over 50% of our voting power.  Mr. Chin has the power to elect directors of his choosing, including, if he so chose, to elect himself as the sole director through his greater than 50% ownership of the outstanding common shares. Article 3, Item 10 of the company’s bylaws states that: “Any director may be removed for cause by the majority vote of the stockholders or by a majority vote of the Board of Directors.” Therefore, Mr. Chin has the authority and ability, as controlling shareholder, to take action to remove the board, and either replace them with board members who would act or install himself as the sole board member and act unilaterally.

Stock Based Compensation

We account for our stock based compensation under ASC 718 “Compensation – Stock Compensation” using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Results of Operations.

Three Months Ended June 30, 2010 compared to the Three Months Ended June 30, 2009.

Revenue

Total revenue was $454,834 for the three months ended June 30, 2010 compared to $165,935 during the three months ended June 30, 2009, an increase of $288,899, or 174%. The increase in revenue resulted from the completion of certain large inspection contracts.

Cost of Revenue

Cost of revenue for the three months ended June 30, 2010 increased by $37,337, or 29%, to $164,758 for the three months ended June 30, 2010 from $127,421 for the three months ended June 30, 2009. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff increased by $8,171 and travel expense increased by $29,166 from 2009. The increases result from the increase in revenue and travel and associated expenses related to the fulfillment of certain inspection contracts.

Selling Expenses

Selling expenses for the three months ended June 30, 2010 increased by $8,986, or 46%, to $28,486 for the three months ended June 30, 2010 from $19,500 for the three months ended June 30, 2009. Selling expenses consist primarily of compensation costs, which increased by $7,413 during 2010.

General and Administrative Expenses

Total general and administrative expenses for the three months ended June 30, 2010 increased by $19,805 or 11%, to $200,135 for the three months ended June 30, 2010 from $180,330 for the three months ended June 30, 2009. The primary components of our general and administrative expenses are compensation costs not associated with cost of revenues or the sales process, and include insurance, rent and depreciation. The increase in general and administrative expenses resulted primarily from various increases in rent, telephone and professional fees.

Though we have the above referenced small increase in general and administrative costs for the second quarter, we do expect to reduce certain lease expenses in the near future as a result of continued scaling to appropriately support our administrative functions.  Notwithstanding the above mentioned increase, we do not expect general and administrative expenses to increase substantially in the coming 12 months.  We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing, accordingly higher margins will be obtained).

Interest Expense and Loss on Extinguishment of Debt (Other income/expense)

Other income/expense for the three months ended June 30, 2010 was a net expense of $13,961 as compared to $13,870 for the three months ended June 30, 2009.

Six Months Ended June 30, 2010 compared to the Six Months Ended June 30, 2009.

Revenue

Total revenue was $903,391 for the six months ended June 30, 2010 compared to $449,091 during the six months ended June 30, 2009, an increase of $454,300, or 101%. The increase in revenue resulted from the completion of certain large inspection contracts.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2010 increased by $84,148, or 33%, to $337,774 for the six months ended June 30, 2010 from $253,626 for the six months ended June 30, 2009. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff increased by $31,292 and travel expense increased by $52,856 from 2009. The increases result from the increase in revenue and travel and associated expenses related to the fulfillment of certain inspection contracts.

Selling Expenses

Selling expenses for the six months ended June 30, 2010 increased by $15,380, or 39%, to $54,880 for the six months ended June 30, 2010 from $39,500 for the six months ended June 30, 2009. Selling expenses consist primarily of compensation costs, which increased by $12,807 during 2010.

General and Administrative Expenses

Total general and administrative expenses for the six months ended June 30, 2010 increased by $57,232 or 17%, to $387,115 for the six months ended June 30, 2010 from $329,883 for the six months ended June 30, 2009. The primary components of our general and administrative expenses are compensation costs not associated with cost of revenues or the sales process, and include insurance, rent and depreciation.

The general administrative expenses are reasonably stable.  Accordingly, we do not expect general and administrative expenses to increase substantially in the coming 12 months.  We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing, accordingly higher margins will be obtained).

Interest Expense and Loss on Extinguishment of Debt (Other income/expense)

Other income/expense for the six months ended June 30, 2010 was a net expense of $68,225 as compared to $28,209 for the six months ended June 30, 2009. The increase results from an increase in interest expense of $5,970 and a loss on extinguishment of debt of $34,046 in 2010, with no comparable expense in 2009. The loss on extinguishment of debt results from transactions with our former parent, PTS. Refer to Note 3 to the unaudited financial statements for further details.

Liquidity and Capital Resources

As of June 30, 2010, we had working capital of $141,476. Cash provided by operations was $205,956 during the six months ended June 30, 2010. Income of $55,397 was offset by non-cash charges $34,046 for loss on extinguishment of debt, $60,400 for depreciation and amortization and a decrease in accounts receivable of $85,481. Cash used by investing activities for the six months ended June 30, 2010 was $29,317. Cash used by financing activities for the six months ended June 30, 2010 was $55,293, resulting from principal payments on notes of $58,443, offset by a working capital advance of $3,150.

Year Ended December 31, 2009 compared to the Year Ended December 31, 2008.

Revenue

Total revenue was $1,438,580 for the year ended December 31, 2009 compared to $1,417,724 during the year ended December 31, 2008, an increase of $20,856, or 1%. Revenue recognized in 2009 for the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. As the federal government continues to tie federal funding to requiring ADA compliance, the Company expects to see both growth and demand for its range of products and services.

Cost of Revenue

Cost of revenue for the year ended December 31, 2009 increased by $13,916, or 3%, to $569,163 for the year ended December 31, 2009 from $555,247 for the year ended December 31, 2008. The components of cost of revenue are compensation costs of inspection staff and travel expense. Compensation costs of inspection staff increased by $3,057 and travel expense increased by $10,859 during 2009. The increased compensation results from fixed payroll costs which are not significantly affected by short term increases or decreases in inspections.

Selling Expenses

Selling expenses for the year ended December 31, 2009 decreased by $4,643, or 5%, to $83,929 for the year ended December 31, 2009 from $88,572 for the year ended December 31, 2008. Selling expenses consist primarily of compensation costs. The decrease results from a reduction in promotional expenses.

General and Administrative Expenses

Total general and administrative expenses for the year ended December 31, 2009 increased by $149,929, or 24%, to $784,511 for the year ended December 31, 2009 from $634,582 for the year ended December 31, 2008. The primary components of our general and administrative expenses are compensation costs not associated with cost of revenues or the sales process, consulting fees, professional fees, travel and entertainment, rent and depreciation. The increase in general and administrative expenses resulted primarily from increases in compensation costs of approximately $35,000, depreciation and amortization of approximately $55,000 and professional fees of approximately $37,000.

Interest Expense and Change in Fair Value of Derivative Liability (Other income/expense)

Other income/expense for the year ended December 31, 2009 was a net expense of $59,215 as compared to $178,210 for the year ended December 31, 2008. The decrease results primarily from a decrease in the noncash charge for the change in fair value of our derivative liability of $108,572. Total noncash other expense/income was $2,730 and $108,572 for 2009 and 2008, respectively.

Net Loss

We reported net loss of $58,238 during the year ended December 31, 2009 as compared with a loss of $38,887 for the year ended December 31, 2008. The decrease results from the various increases and decreases described above.

Liquidity and Capital Resources.

As of December 31, 2009, we had a deficiency in working capital of $548,332. Cash provided by operations was $197,759 during the year ended December 31, 2009. A loss of $58,238 and an increase in accounts receivable of $71,929 was offset by an increase in accounts payable and accrued expenses of $189,306, and by a non-cash charge of $111,708 for depreciation and amortization. Net cash used in investing activities totaled $44,226 for the year ended December 31, 2009, with $18,743 expended on software development and $25,482 expended on office equipment. Cash used by financing activities for the year ended December 31, 2009 was $118,213, resulting from principal payments on notes.

The Company expects to incur substantial additional costs related to ongoing development activities. Our future cash requirements will depend on many factors, including continued progress in our sales and development program, and the cost of product commercialization. Accordingly, we may require external financing to sustain our operations if we cannot continue to achieve a positive cash flow. Success in our future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding and market acceptance for our services.

Our independent certified public accountants have stated in their report of our audited 2009 financial statements that due to our historical net losses and working capital deficiencies that there is a substantial doubt about our ability to continue as a going concern. In the absence of significant revenue and profits, we will be completely dependent on additional debt and equity financing arrangements. There is no assurance that any financing will be sufficient to fund our capital expenditures, working capital and other cash requirements for the fiscal year ending December 31, 2010. No assurance can be given that any such additional funding will be available or that, if available, can be obtained on terms favorable to us. If we are unable to raise needed funds on acceptable terms, we will not be able to execute our business plan, develop or enhance existing services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. A material shortage of capital will require us to take drastic steps such as further reducing our level of operations, disposing of selected assets or seeking an acquisition partner. If cash is insufficient, we will not be able to continue operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 3.

DESCRIPTION OF PROPERTIES

Our corporate headquarters and our executive offices are located at 720 W. Cheyenne Ave. Suite 220, North Las Vegas, NV 89030, our telephone number at this address is 702-649-7411 and our corporate headquarters telephone number is 702-882-3999 Additionally, the Company has a Northern California office located at 4160 Cherokee Road, Oroville, CA 95965 and also has a Florida office located at 7789 North Florida Ave, Citrus Springs, FL 34434.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 24, 2010, information about the beneficial ownership of our capital stock with respect to each person known by Disability Access Corporation to own beneficially more than 5% of the outstanding capital stock, each director and officer, and all directors and officers as a group.

	Number of Shares Beneficially Owned		Percentage of Class (2)
Name and Address(1)		Class
Peter Chin(7)	2,141,826,893	Common (8) (9)	88%
CEO, CFO, Secretary and Chairman	10,000,000 8,000,000	Series A Preferred(3) Series C Preferred (5)	100% 99.6%
Sandy Chin(5)	5,000,014	Common	*
Phillip Flaherty Director	6,166,671	Common	*
Barbara Thorpe President and Director	-0- 1,000,000 33,333(10)	Common Series B Preferred(4) Series C Preferred(5)	* 100% .4%
All directors and executive officers(3 persons)	2,147,993,564 10,000,000 1,000,000 8,033,333	Common Series A Preferred(3) Series B Preferred(4) Series C Preferred(5)	88% 100% 100% 100%

ECG International, Inc. 8880 Rio San Diego Drive 8th Floor San Diego, CA 92108	221,405,400	Common	9%
*Denotes less than 1%

1)     Unless noted otherwise, the address for all persons listed is c/o the Company at 720 W. Cheyenne Ave. Suite 220, North Las Vegas, NV 89030.

2)    The above percentages are based on 2,437,676,200 shares of common stock, 10,000,000 shares of Series A Preferred Stock, 1,000,000 shares of Series B Preferred Stock and 8,000,000 shares of Series C Preferred Stock outstanding as September 24, 2010.

3)   Series A Preferred Stock has a voting right of 500:1. Every One (1) share of Preferred Series A Stock has the voting power of 500 common shares. Except as otherwise required by law, each share of outstanding Series A Preferred Stock  shall entitle  the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation.

4)

Series B preferred stock. Every One (1) share has conversion rights into $1 worth of common stock, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.

5)

Series C Preferred Stock has a voting right of 100:1. Every One (1) share of Preferred Series C Stock has the voting power of 100 common shares. Except as otherwise required by law, each share of outstanding Series C Preferred Stock  shall entitle the holder thereof to vote on each matter submitted to a vote of the stockholders of the Corporation. In addition, every One (1) share of Series C has conversion rights into 100 Common Shares.

6)    Peter Chin may be considered the beneficial owner of 5,000,014 shares owned by his wife, Sandy Chin. Sandy Chin may also be considered the beneficial owner of 1,336,826,879 shares owned by her husband, Peter Chin.

7)   Peter Chin beneficially controls 7,141,826,893 shares of fully diluted common stock. This represents 87% of the common voting stock on a fully diluted basis.

8)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

9)

The total aggregate shares of common stock owned by Peter Chin as of September 24, 2010 is 2,141,826,893, which includes common shares of 1,336,826,879, Series C preferred shares convertible into 800,000,000 common shares, and 5,000,014 shares owned by wife Sandy Chin.

10)

 Earned but not issued.

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of, a security).

ITEM 5.

DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

The executive officers and directors of the Company as of September 24, 2010 are as follows:

Name	Age	Position
Peter Chin	63	Chief Executive Officer, Secretary and Chairman of the Board of Directors
Barbara Thorpe	57	President and Director
Phillip Flaherty	52	Director

Duties, Responsibilities and Experience

Peter Chin, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors – Mr. Chin brings over 20 years of entrepreneurial experience in the financial markets with a focus on corporate finance and advising companies in the United States and China. From 1993 to 2007, Mr. Chin served on the Board of Directors of Golden Arrow Group of Companies, USA, a hotel and land management company in China.  From 2001 to 2002, Mr. Chin served as a consultant for PTS, Inc., a publicly traded holding company. In 2002, he was appointed Chief Executive Officer and Chairman of the Board of Directors of PTS, Inc. On February 23, 2010, Mr. Chin resigned from all of his positions held with PTS, Inc. effective immediately. Currently, Mr. Chin serves as a consultant for PTS, Inc. and as Corporate Secretary and a member of the Board of Directors of International Building Technologies Group, Inc. International Building Technologies Group, Inc. engages in the manufacture and sale of light weight building panels used in construction worldwide and provides customers with architectural design, panel supply, installation supervision, engineering, training, and technical support.

Mr. Chin has served on the Board of Director and as Chief Executive Officer of Disability Access Corporation since 2006.

Barbara Thorpe, President and Director – Ms. Thorpe is a seasoned entrepreneur and business executive with a strong background in the Americans with Disabilities Act and Section 504 of the Rehabilitation Act of 1973. Ms. Thorpe is the founder (1998) and current President of Disability Access Consultants, Inc., a position she has held since inception of the Company. Ms. Thorpe graduated Magna Cum Laude from the Colorado State University with a Bachelor’s Degree in Science, Occupational Therapy and Summa Cum Laude from the University of South Florida with a Master’s Degree in Administration and Supervision, Educational Leadership.

Ms. Thorpe currently serves on the Board of the California Division of the State Architect State Advisory Board, the California Division of the State Architect Access Compliance Advisory Committee and the California Division of State Architect Education and Training Committee. Ms. Thorpe is currently appointed by the Office of the Independent Monitor regarding Chandra Smith vs. Los Angeles Unified School District Modified Consent Decree and appointed as a neutral monitor regarding implementation of a consent decree for a public school district in the California Bay Area. In addition, she currently assists a city government with an Americans Disabilities Act implementation plan.

Ms. Barbara Thorpe has served on the Board of Directors and President of Disability Access Corporation since December 15, 2008.

Phillip Flaherty, Director - Since 1997 to present, Mr. Flaherty has served as a consultant and has provided domestic and international consulting services to various small and large, publicly traded and privately held service and gaming companies. During this time, he served as a consultant and later was employed as COO to Barrick Gaming, Inc., a Las Vegas based company from early 2002 though the end of 2005, after which he returned fulltime to his consulting services. Mr. Flaherty is currently self employed and consults to multiple clients.

From 1987 to mid 1996, he held various financial and marketing executive positions with the Desert Inn Resort and Casino culminating as President and Managing Director of the facility under Sheraton's ownership of the property in Las Vegas.  Prior to joining the Desert Inn, Mr. Flaherty held various positions within Summa Corporation.

Additionally, Mr. Flaherty is active in the gaming community; he has served as a board member of the Nevada Resort Association as well as chair of both the Nevada Resort Association’s Legislative Committee and Currency Reporting Regulations Committee.  He was also a board member of Las Vegas Events, Inc. and is a University of Nevada Las Vegas graduate.

Mr. Flaherty has served on the board of director of Disability Access Corporation since December 15, 2008.

ITEM 6.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation earned by the named executive officers for the fiscal years ended December 31, 2009, 2008 and 2007, for services rendered in all capacities to Disability Access Corporation:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter Chin, Chief Executive Officer, Secretary and Chairman of the Board of Directors(1)	2009 2008	$ - $ -	$ - $ -	$ - $60,000(1)	$ - $ -	$ - $ -	$ - $ -	$ - $ -	$ - $60,000
	2007	$ -	$ -	$60,000 (2) (3)	$ -	$ -	$ -	$ -	$60,000
Barbara Thorpe, President and Director	2009 2008	$ - $ -	$ - $ -	$77,500 $78,000	$ - $ -	$ - $ -	$ - $ -	$ - $ -	$77,500 $78,000
	2007	$ -	$ -	$54,500	$ -	$ -	$ -	$ -	$54,500
Phillip Flaherty,	2009	$ -	$ -	$ -	$ -	$ -	$ -	$18,000	$18,000
Director	2008	$ -	$ -	$ -	$ -	$ -	$ -	$10,300	$10,300
	2007	$ -	$ -	$ -	$ -	$ -	$ -	$9,000	$9,000

(1)

Amount has been accrued as of December 31, 2009 and the Company expects to satisfy obligation to Mr. Chin through the issuance of stock.

(2)

Amount represents the estimated total fair market value of 8,000,000 shares of Series C Preferred Stock granted to Mr. Chin pursuant to FASB ASC 718 “Compensation – Stock Compensation”, as discussed in Note 2 to our audited financial statements for the fiscal year ended December 31, 2009 and 2008.

(3)

On May 17, 2007, Mr. Peter Chin was awarded 200,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2005 and ending November 15, 2006.  On November 15, 2007, Mr. Chin was awarded 600,000,000 shares of Series C Preferred shares in exchange for deferred compensation due to Mr. Chin for the period beginning November 15, 2006 and ending November 15, 2007.

Director Compensation

The following table provides compensation summary concerning the compensation earned by the named directors for the years ended December 31, 2009, 2008 and 2007.

Name	Year	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Peter Chin, Chairman of the Board of Directors	2009	$30,000	-	-	-	-	-	$30,000
	2008	$ -	-	-	-	-	-	$ -
	2007	$ -	-	-	-	-	-	$ -
Barbara Thorpe, Director	2009 2008 2007	$ 30,000 $ - $ -	- - -	- - -	- - -	- - -	- - -	$ 30,000 $ - $ -
Phillip Flaherty, Director	2009 2008 2007	$30,000 $ - $ -	- - -	- - -	- - -	- - -	- - -	$30,000 $ - $ -

For the period ended December 31, 2009, as well as the period ended June 30, 2010, each director has a standard compensation arrangement with the Company whereby each director receives the sum of $2,500 per month for his or her services as a director.  No director has a different compensation arrangement.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

Disability Access Corporation’s officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company’s minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity that was presented to it and only in that event, any of the Company’s officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

The Board of Directors has analyzed the independence of each director and has concluded that none of the directors are considered independent directors in accordance with the director independence standards of the Securities Exchange Commission.

Our Chief Executive Officer, Peter Chin, is our primary shareholder owning approximately 1,336,826,879 shares of our common stock, or 55% of our outstanding common stock.

The Company's Director has contributed office space for our use for all periods presented.  There is no charge to us for the space, and the director will not seek compensation for the use of this space.

On February 23, 2010, PTS, Inc., entered into an Exchange and Settlement Agreement with Mr. Peter Chin to resolve mutual obligations and liabilities.  The effect of the Exchange and Settlement Agreement was that Mr. Peter Chin would resign from all positions and appointments in PTS, Inc. as of the close of business on February 23, 2010 and the Board would accept such resignation, and that further Peter Chin would forgive $502,699 worth of collective accumulated obligations for salary, advances and expenses from PTS, Inc. and would further exchange 4,863,333 PTS, Inc. Series A preferred shares (worth approximately $328,275 based on closing bid price at February 12, 2010) in exchange for 10,000,000 Series A preferred shares in Disability Access Corporation, held by PTS, Inc. (approximate value $100) plus 1,175,126,879 common shares in Disability Access Corporation (approximate value $117,513) held by PTS, Inc. plus all notes receivable (including debentures) held by PTS, Inc. in Disability Access Corporation and/or its subsidiary Disability Access Consultants, Inc. which collectively total $569,078 as of February 23, 2010.  The exchange would eliminate PTS, Inc.'s interest in Disability Access Corporation as well as Disability Access Consultants, Inc. A copy of the Exchange and Settlement Agreement was attached to the Company’s Current Report on Form 8-K filed on March 12, 2010 as Exhibit 10.4.

On February 1, 2010, Barbara Thorpe entered into an employment agreement with DAC. As a part of the divestiture agreement Ms. Thorpe was required to exchange her one million dollars worth of Preferred Series E shares in PTS for one million dollars worth of DBYC Preferred Series B shares.  DBYC, in settlement of its obligations to PTS, Inc for past management services, allocable fees, federal tax benefits and any other and all past present and/or future obligations of DBYC and DAC to PTS, Inc. exchanged the PTS, Inc. Preferred Series E shares for such obligations. We have recorded a capital transaction valued at $10, or $0.00001 per share, in connection with the issuance of the one million shares of Preferred Series B.

Effective February 23, 2010 the $603,188 Disability Access Consultants Inc. owed PTS, Inc. was assigned to Mr. Peter Chin in the form of a promissory note due April 1, 2015 with 8% interest per annum.

As of June 30, 2010, the Company has a note payable due to Barbara Thorpe totaling $59,191 that bears interest at 8% per annum.

ITEM 8.

LEGAL PROCEEDINGS

There are no pending or legal matters outstanding.

ITEM 9.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY

AND RELATED SHAREHOLDER MATTERS

The Company’s common stock is currently traded on the Grey Market, the Other Over-the-Counter market, under the symbol “DBYC”. The following table sets forth the trading history of the common stock for each quarter since March 31, 2008 through June 30, 2010, as reported by Dow Jones Interactive. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. On March 13, 2008, the Company’s common stock was discontinued from trading on the Pink Sheets due to a ten day trading suspension implemented by the Securities Exchange Commission, after the ten day suspension the Company’s stock resumed trading on the Grey Market. The reason for suspension by the Securities Exchange Commission was that the previous Corporation that Disability Access Corporation merge with Power-Save Energy Corporation was a purloined Corporation. According to the SEC, there is a lack of current and accurate information concerning the securities of Disability Access Corporation. Trading in the securities of Disability Access Corporation appears to be predicated on apparent misstatements. From the previous corporations that Power-Save Energy Corporation merged with, certain persons appearing to have usurped the identity of a defunct or inactive publicly traded corporation, initially by incorporating a new entity using the same name, and then by obtaining a new CUSIP number and ticker symbol based on the apparently false representation that they were duly authorized officers, directors and/or agents of the original publicly traded corporation. In order for Disability Access Corporation to resume trading on the Pink Sheets, Disability Access Corporation is required to file the Form 15c2-11 under the Exchange Act. Due to the Company?s current trading status on the Grey Market, there is an absence of an established public trading market.

Calendar Year 2008	High	Low
First Quarter Second Quarter Third Quarter Fourth Quarter	0.0005 0.001 0.0003 0.0001	0.0002 0.0003 0.0001 0.0001
Calendar Year 2009	High	Low
First Quarter Second Quarter Third Quarter Fourth Quarter	0.0004 0.0001 0.0005 0.0002	0.0001 0.0001 0.0001 0.0001
Calendar Year 2010	High	Low
First Quarter Second Quarter	0.0001 0.0001	0.0001 0.0001

Holders of Common Stock

As of September 24, 2010, there were approximately 953 shareholders of record of Disability Access Corporation’s 2,437,676,200 outstanding shares of common stock.

Dividend Policy

The payment of dividends is subject to the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements, our financial condition, and other relevant factors. We have not paid or declared any dividends upon our common stock since our inception and, by reason of our present financial status and our contemplated financial requirements, do not anticipate paying any dividends upon our common stock in the foreseeable future.

We have never declared or paid any cash dividends. We currently do not intend to pay cash dividends in the foreseeable future on the shares of common stock. We intend to reinvest any earnings in the development and expansion of our business. Any cash dividends in the future to common stockholders will be payable when, as and if declared by our Board of Directors, based upon the Board’s assessment of:

•	our financial condition;
•	earnings;
•	need for funds;
•	capital requirements;
•	prior claims of preferred stock to the extent issued and outstanding; and
•	other factors, including any applicable laws.

Therefore, there can be no assurance that any dividends on the common stock will ever be paid.

ITEM 10.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2008, we issued 221,405,400 shares of our common stock to the following person who held a convertible promissory note for a total of approximately $11,070.

Name	Dollar Amount Converted	Number of Shares	Date of Conversion
EGG International, Inc.	$11,070	221,405,400	2/12/2008

We believe that these shares are exempt from registration by virtue of Rule 504 of Regulation D.

Rule 504 and Regulation A under the Securities Act provides exemptions for offerings of securities on a public basis. Offerings under these exemptions are considered public because there are no restrictions on advertising or general solicitation in these offerings unlike other exemptions under the Securities Act. Section 4(2) of the Securities Act and Rules 505 and 506 generally prohibit advertising and general solicitation.

Rule 504 exempts from federal registration offerings of up to $1 million during a twelve month period if the offering meets certain conditions. Rule 504 is available only to companies that are not required to file periodic reports under the Exchange Act. A company may not rely on Rule 504 if it is an investment company or a blank check issuer.

Offerings under Rule 504 need not comply with specific disclosure requirements and do not require federal filings, except for a post-sale Form D notice. Rule 504 offerings typically are registered in the states in which the offerings are to be conducted.

ITEM 11.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock.  On November 9, 2006, our Articles of Incorporation authorizes the issuance of 4,800,000,000 shares of common stock with a par value of $0.0001 per share. On December 5, 2008 the authorized common stock was amended to 2,445,000,000 shares with a par value of $0.00001 of which 2,437,676,200 shares were issued and outstanding as of September 24, 2010.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each  share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy.  We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock.  On November 9, 2006, our Articles of Incorporation authorizes the issuance of two hundred million (200,000,000) shares of Preferred Stock with a par value of $0.0001. On December 5, 2008 the Company amended the authorized the Preferred Stock with a par value of $0.00001 to fifty five million (55,000,000) shares.  The Board of Directors has sole discretion in designating the preferences, limitations and relative rights of the Preferred Stock.

As of September 24, 2010 we have the following series authorized:

We have designated 10,000,000 shares of Series A preferred stock, $0.00001 par value, each share having voting rights equal to 500 shares of common stock. There are 10,000,000 shares of Series A preferred stock issued and outstanding as of September 24, 2010.

We have designated 5,000,000 shares of Series B convertible preferred stock, $0.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.  There are 1,000,000 shares of Series B preferred stock issued and outstanding as of September 24, 2010.

We have designated 40,000,000 shares of Series C convertible preferred stock, $0.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.  There are 8,000,000 shares of Series C preferred stock issued and outstanding as of September 24, 2010.

Stock Option Plan.  We have not approved any stock option plans.

ITEM 12.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Under the Nevada General Corporation Law and our Articles of Incorporation, as amended, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Financial Statements and Financial Statement Schedules appearing on page F-1 through F-28 of this Form 10/A Registration Statement.

ITEM 14.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with our independent auditors during our two most recent fiscal years or any subsequent interim period. Our independent auditing firm is Lynda R. Keeton CPA, LLC, Certified Public Accountants, of Henderson, Nevada.

EXPERTS

Lynda R. Keeton CPA, LLC, Certified Public Accountants, have audited, as set forth in their report thereon appearing elsewhere herein, our audited financial statements at December 31, 2009 and December 31, 2008.  The financial statements referred to above are included in this registration statement with reliance upon the auditors’ opinion based on their expertise in accounting and auditing.

ITEM 15.

FINANCIAL STATEMENTS AND EXHIBITS

(a)

The following financial statements are filed with this registration statement: Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement:

(b)	Exhibits:

			Incorporated by reference
Exhibit	Exhibit Description	Filed herewith	Form	Period ending	Exhibit	Filing date
3.1	Disability Access Corporation Articles		10/A#6		3.1	3/25/2010
3.2	Amendment to Articles		10/A#6		3.2	3/25/2010
3.3	By-Laws		10/A#6		3.3	3/25/2010
4.1	Specimen Stock Certificate		10/A#7		4.1	7/6/2010
10.1	Services Agreement dated April 7, 2009 between Disability Access Consultants, Inc. and Tuolumne JPA and member Districts (JPA)		10/A#7		10.1	7/6/2010
10.2	Services Agreement dated July 30, 2009 between Disability Access Consultants, Inc. and Sacramento City Unified School District		10/A#7		10.2	7/6/2010

10.3	Agreement for ADA Consulting Services dated January 10, 2007 between Disability Access Consultants, Inc. and Yum Restaurant Services Group		10/A#8	10.3	8/25/2010
21	List of Subsidiaries		10/A #1	21	2/23/2009
23.1	Consent of Independent Auditors	X
99.2	2002 County Business Patterns and 2002 Economic Census		10	99.2	12/23/2009

*

All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Disability Access Corporation:

We have audited the accompanying consolidated balance sheets of Disability Access Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years ended December 31, 2009 and 2008.  Disability Access Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Disability Access Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.  As discussed in Note 1 to the financial statements, the company has working capital deficiencies and continued net losses.  This raises substantial doubt about its ability to continue as a going concern.  Management’s plan in regard to these matters is also described in Note 1.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Lynda R. Keeton CPA, LLC

Lynda R. Keeton CPA, LLC

Henderson, NV

June 30, 2010

DISABILITY ACCESS CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 and 2008

	December 31,	December 31,
	2009	2008
ASSETS

Current assets
Cash	$ 148,829	$ 113,509
Accounts receivable, net of allowance of $1,448 and $1,448, respectively	312,387	240,458
Other current assets	5,794	6,710
Total current assets	467,010	360,677

Property and equipment, net of accumulated depreciation
of $289,973 and $178,265, respectively	300,342	367,825

Goodwill	908,712	908,712
Deposits	4,385	4,385

TOTAL ASSETS	$ 1,680,449	$ 1,641,599

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable - trade	$ 144,307	$ 78,942
Accrued expenses	201,668	90,092
Advances payable	-	732
Advances from related parties	2,140	38,588
Notes payable, current portion	25,073	31,935
Convertible notes payable, related party, including accrued interest, net receivable $185,992 and $0, respectively	425,191	316,930
Note payable, officer	104,200	176,202
Lease payable, current portion	-	2,483
Convertible debentures payable, current portion	112,763	182,350
Total current liabilities	1,015,342	918,254

Stockholders' equity
Preferred stock Series A, $.00001 par value; 10,000,000 shares
authorized, issued and outstanding,	100	100
Preferred stock Series B, $.00001 par value; 5,000,000 shares
authorized, no shares issued and outstanding,	-	-
Preferred stock Series C, $.00001 par value; 40,000,000 shares
authorized, 8,000,000 shares issued and outstanding,	80	80
Common stock, $.00001 par value; 2,445,000,000 shares
authorized, 2,437,676,200 shares issued and
outstanding,	24,377	24,377

Additional paid-in capital	1,694,443	1,694,443
Accumulated deficit	(1,053,893)	(995,655)

Total stockholders' equity	665,107	723,345

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,680,449	$ 1,641,599

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Sales	$ 1,438,580	$ 1,417,724
Cost of sales	569,163	555,247

Gross profit	869,417	862,477

Operating costs and expenses
Selling expense	83,929	88,572
General and administrative	784,511	634,582

Total operating costs and expenses	868,440	723,154

Income from operations before other expense	977	139,323

Interest expense, net	(61,945)	(69,638)
Gain on extinguishment of debt	2,730	-
Change in fair value of derivative liability	-	(108,572)

Net loss	$ (58,238)	$ (38,887)

Loss per common share, basic and diluted	$ (0.00)	$ (0.00)

Weighted average shares outstanding,
basic and diluted	2,437,676,200	2,412,269,023

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total

Balance, December 31, 2007	18,000,000	$ 180	2,216,270,800	$ 22,163	$ 1,382,869	$ (956,768)	$ 448,444

Shares issued upon conversion of debt	-	-	221,405,400	2,214	8,856	-	11,070

Reclassify derivative liability	-	-	-	-	302,718	-	302,718

Net loss	-	-	-	-	-	(38,887)	(38,887)

Balance, December 31, 2008	18,000,000	180	2,437,676,200	24,377	1,694,443	(995,655)	723,345

Net loss	-	-	-	-	-	(58,238)	(58,238)

Balance, December 31, 2009	18,000,000	$ 180	2,437,676,200	$ 24,377	$ 1,694,443	$ (1,053,893)	$ 665,107

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Cash flows from operating activities:
Net loss	$ (58,238)	$ (38,887)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	111,708	56,703
Bad debts	-	(28,488)
Gain on extinguishment of debt	(2,730)	-
Change in fair value of derivative liability	-	108,572
Accrued interest on related party loans	29,458	8,433
Expenses paid by related party	-	2,075
Decrease (increase) in assets:
Accounts receivable	(71,929)	140,708
Other current assets	916	(3,014)
Deposits	-	5,253
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	189,306	70,415
Advances payable	(732)	(1,790)

Cash provided by operating activities	197,759	319,980

Cash flows from investing activities:
Cash paid for fixed assets	(44,226)	(278,650)

Cash used by investing activities	(44,226)	(278,650)

Cash flows from financing activities:
Payments on notes and capital leases	(9,345)	(33,630)
(Repayments) advances from related parties	-	(4,499)
Payments on related party notes	(108,868)	(29,739)

Cash used by financing activities	(118,213)	(67,868)

Net increase (decrease) in cash	35,320	(26,538)
Cash, beginning of period	113,509	140,047
Cash, end of period	$ 148,829	$ 113,509

Supplemental Schedule of Cash Flow Information:
Cash paid for interest	$ 34,803	$ 22,547

Non-cash financial activities:

Debenture principal converted to common stock	$ -	$ 11,070
Derivative liability reclassified to equity upon conversion of debt	-	77,739

Derivative liability reclassified to equity upon reassessment of derivative status	-	224,979
Accrued interest on related party notes added to principal	8,433	23,497
Distribution of fixed asset to related party as repayment of debt	-	23,798
Accrued interest on debentures added to principal	2,737	-
Assignment of intercompany receivable to related party	185,992	-
Accrued interest assigned to related party note payable	9,635	-
Related party advances payable assigned to related party note payable	36,447	-
Debentures payable assigned to related party	69,587	-
Intercompany liabilities assigned to related party	150,000	-

The accompanying notes are an integral part of these consolidated financial statements.

DISABILITY ACCESS CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc. and its name changed to Disability Access Corporation on November 8, 2006. PTS, Inc, our parent company, purchased Power-Save Energy Corp., a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS, Inc. (“PTS”) purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS, Inc. renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation. However, on November 9, 2006, Disability Access Corporation Nevada (“DBYC NV”) was incorporated. Management’s original intent was to merge DAC under DBYC Delaware. Instead, DBYC NV was formed to replace DBYC Delaware.

On November 15, 2006, DBYC NV was merged into DBYC Delaware, with DBYC NV (“DBYC”) remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned Merger agreement dated October 17, 2006, DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS, Inc. reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC.

DAC is a corporation with an extensive history of accessibility compliance consulting. DAC provides consultation to numerous state and local governmental entities and businesses.  DAC has assisted city and county governments, the federal government, school districts, and other public entities and municipalities. DAC has also assisted retail, commercial, recreational and corporate clients to comply with state and federal accessibility standards.  DAC has developed transition/barrier removal plans and provided consultation and expert witness services.  DAC offers both pro-active services as well as support and assistance for companies that are facing penalties and litigation for being out of compliance. DAC has assisted in litigation and has performed compliance audits for public entities and other businesses. To help companies and public entities meet the requirements of the Americans with Disabilities Act and other accessibility standards, DAC has developed  proprietary software that is a management tool to simplify and streamline the accessibility compliance process. DAC has offices in Nevada, and Northern California,

During 2010 PTS divested itself of its ownership in DBYC and DAC.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, we have experienced recurring net operating losses, had a net loss of $58,238 for the year ended December 31, 2009, and have a working capital deficiency of $548,332 as of December 31, 2009. These factors raise substantial doubt about our ability to continue as a going concern.  Without realization of additional working capital, either through the sale of equity shares or increased revenues from operations, it would be unlikely for us to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

We will need to increase revenue and/or raise additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and increased revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DBYC and DAC. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes.  Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company. Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Concentrations

Customers:

During 2009 and 2008, two and one customers, respectively, accounted for 46% and 53%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2009 and 2008. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At December 31, 2009, four customers accounted for a total of 70% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at December 31, 2009.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years.

Intangible and Long-Lived Assets

We follow Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, “Property Plant and Equipment”, which establishes a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Goodwill is accounted for in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”. We assess the impairment of long-lived assets, including goodwill and intangibles on an annual basis or whenever events or changes in circumstances indicate that the fair value is less than its carrying value. Factors that we consider important which could trigger an impairment review include poor economic performance relative to historical or projected future operating results, significant negative industry, economic or company specific trends, changes in the manner of our use of the assets or the plans for our business, market price of our common stock, and loss of key personnel. We have determined that there was no impairment of goodwill during 2009 or 2008.

Loss Per Share

Basic and diluted loss per common share for all periods presented is computed based on the weighted average number of common shares outstanding during the year as defined by FASB ASC Topic 260, "Earnings Per Share”. The assumed exercise of common stock equivalents was not utilized for the years ended December 31, 2009 and 2008 since the effect would be anti-dilutive. There were 12,336,626,171 and 2,553,004,286 common stock equivalents outstanding at December 31, 2009 and 2008, respectively (see Note 5).

Software Development Costs

Costs incurred internally in creating a computer software product are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product.

During the years ended December 31, 2009 and 2008 we have capitalized $18,743 and $236,135, respectively, of costs related to the development of software products for which technological feasibility was achieved in January of 2007. The costs are being amortized over their five year estimated economic life.

Income Taxes

We utilize ASC 740 “Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Stock Based Compensation

We account for our stock based compensation under ASC 718 “Compensation – Stock Compensation” using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our debt instruments are not derivative instruments because they are not readily convertible to cash based on our historical trading volume.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control over 50% of our voting power.  Mr. Chin has the power to elect directors of his choosing, including, if he so chose, to elect himself as the sole director through his greater than 50% ownership of the outstanding common shares. Article 3, Item 10 of the company’s bylaws states that: “Any director may be removed for cause by the majority vote of the stockholders or by a majority vote of the Board of Directors.” Therefore, Mr. Chin has the authority and ability, as controlling shareholder, to take action to remove the board, and either replace them with board members who would act or install himself as the sole board member and act unilaterally.

Fair Value of Financial Instruments

Our short-term financial instruments, including cash, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, reasonably approximate their book value. The fair value of short term and long term convertible notes is based on management estimates and reasonably approximates their book value after comparison to obligations with similar interest rates and maturities.

Fair Value Measurements

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of our financial liabilities as of December 31, 2009:

	Fair Value at	Fair Value Measurement Using
	December 31, 2009	Level 1	Level 2	Level 3

Convertible notes and debentures payable	$751,455	$-	$-	$751,455
	$751,455	$-	$-	$751,455

Reclassifications

Certain prior period items have been reclassified to conform to the current period presentation. The reclassifications had no impact on net loss.

Recent Accounting Pronouncements

On September 30, 2009, the Company adopted changes issued by the Financial Accounting Standards Board (“FASB”) to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards

Updates are not authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Financial Statements.

In April 2009, the FASB issued authoritative guidance to be utilized in determining whether impairments in debt securities are other than temporary, and which modifies the presentation and disclosures surrounding such instruments. This guidance is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this guidance during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In April 2009, the FASB issued authoritative guidance which provides additional guidance in determining whether the market for a financial asset is not active and a transaction is not distressed for fair value measurement purposes. The guidance is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this guidance during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In April 2009, the FASB issued authoritative guidance which requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This guidance is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The adoption of this guidance during the second quarter of 2009 had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance will be effective for interim and annual financial periods ending after June 15, 2009. The Company adopted the guidance during the three months ended June 30, 2009 and has evaluated subsequent events through the issuance date of these financial statements. The adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2009, the FASB issued authoritative guidance which will require more information about the transfer of financial assets where companies have continuing exposure to the risks related to transferred financial assets. This guidance is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis.

In June 2009, the FASB issued authoritative guidance which will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this guidance, determining whether a company is required to consolidate an entity will be based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This guidance is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis.

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective on January 1, 2011. The Company has determined that the adoption of these changes will not have an impact on the consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

Due to Related Parties

As of January 1, 2009 principal and related accrued interest owed to our parent, PTS, pursuant to our 8% convertible promissory notes were amended  into a new 8% convertible note maturing December 31, 2009 and retaining the same conversion provisions as the original notes. PTS also accepted assignment of convertible debt owed to third parties in the amount of $76,166, which is included in the amended note. The note is convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion. At December 31, 2009 principal and accrued interest on the note was $600,046 and $11,137, respectively.

As of December 31, 2009 we have an additional payable to PTS of $2,140.

As of December 31, 2009 PTS, Inc owed Disability Access Corporation principal of $160,307 plus interest of $25,685. The note bears interest at 8% per annum and is convertible into common stock at 30% discount of the market price on date of conversion.

During 2009 we made payments aggregating $36,867 to PTS.

During 2009 we repaid $72,002 of principal and $8,900 of interest to an officer of DAC. During 2008, we paid $53,536 of principal and $8,548 of accrued interest to the officer. The payments made in 2008 included the non-cash distribution of a vehicle valued at $23,798.

NOTE 4 - CONVERTIBLE DEBENTURES AND NOTES PAYABLE

On January 1, 2009, debentures and related accrued interest issued by DAC were combined into new convertible debentures in the aggregate amount of $72,324. PTS accepted assignment of these new notes. During the year ended December 31, 2008, $35,233 of principal was converted into 35,000,000 shares of PTS common stock.

As of January 1, 2009 principal and related accrued interest owed to our parent, PTS, pursuant to our 8% convertible promissory notes were amended into a new 8% convertible note maturing December 31, 2009 and retaining the same conversion provisions as the original notes. PTS also accepted assignment of convertible debt owed to third parties in the amount of $76,166, which is included in the amended note. The note is convertible into our common stock, at the option of the holder, at a 30% discount to the current market price of our stock at the date of conversion. At December 31, 2009 principal and accrued interest on the note was $600,046 and $11,137, respectively.

During 2009 we repaid $72,002 of principal and $8,900 of interest to an officer of DAC. During 2008, we paid $53,536 of principal and $8,548 of accrued interest to the officer. The payments made included the non-cash distribution of a vehicle valued at $23,798. As of December 31, 2009 the principal balance of this note was $104,200 and accrued interest on the note payable is $9,767.

During the quarter ended March 31, 2007, we issued a convertible debenture in the amount of $150,000. The note bears interest at the rate of 8% per year and matures on December 31, 2011. The principal balance of the debenture at December 31, 2009 is $112,763. The note is convertible into DBYC  (ticker symbol “DBYC”) or PTS, Inc. (ticker symbol “PTSH”) common stock at a 50% discount to market and due to this variability the embedded conversion option is accounted for under ASC 815-40 “Contracts in Entity’s Own Equity”. We have accounted for the embedded conversion option as a derivative liability until November 15, 2008 at which time we determined that the conversion option was no longer a derivative instrument since it was not readily convertible to cash. Accordingly, the embedded conversion option was marked to market through earnings at the end of each reporting period and through November 15, 2008 at which time the liability of $224,979 was reclassified to additional paid-in capital. The conversion option was valued using the Black-Scholes valuation model. For the year ended December 31, 2008, the Company recorded an expense of $108,572, representing the change in the value of the embedded conversion option.

During 2008 the holder of the debenture converted $11,070 of principal into 221,405,400 shares of our common stock. As a result of the conversion, we have reclassified $77,739 of our derivative liability to additional paid in capital. This amount represents the fair value of the derivative liability related to the conversion on the date of the conversion.

DAC has established a 2-year $100,000 line of credit with Tri Counties Bank.  Terms of the loan require interest at Prime +2% interest (5.25% at December 31, 2009), payable monthly. The current balance as of December 31, 2009 is $25,073 with minimum monthly interest-only payments.   The line of credit is personally guaranteed by Barbara Thorpe, the President of DAC. Since the line of credit may be called upon 60 days notice by the bank, the entire balance is classified as a current liability at December 31, 2009.

NOTE 5 – CONVERTIBLE PREFERRED STOCK AND DEBENTURES

As of December 31, 2009, the common stock equivalents of the Company exceeded the total common stock available for issuance by approximately 12,337,000,000 shares.  The Company’s Chief Executive Officer, Peter Chin, controls 8,000,000 shares of Series C Preferred Stock that are convertible into 800,000,000 common shares of the Company. PTS holds debt that is convertible into 8,731,189,571 shares of common stock of the Company at December 31, 2009. Unless and until there is enough authorized common stock available to cover all common stock equivalents, Mr. Chin and PTS will not convert any preferred shares or debt.

After giving consideration to the convertible preferred stock and convertible debt held by Mr. Chin and PTS, our remaining common stock equivalents exceed our common shares available for issuance by approximately 2,798,000,000 shares. Although we are required to obtain shareholder approval to increase our authorized shares, Mr. Chin and PTS have control of shareholder votes in excess of 50%. Therefore, the ability to increase our authorized shares is considered to be within the Company’s control and we have not accounted for these common stock equivalents as derivative instruments at December 31, 2009.

During the first quarter of 2010, PTS, Inc. exchanged 10,000,000 Preferred Series A plus 1,175,126,879 common stock to Mr. Peter Chin and Mr. Peter Chin maintains control after the divestiture.

NOTE 6 – STOCKHOLDERS’ EQUITY

We are authorized to issue a total of 2,500,000,000 shares of stock, 2,445,000,000 shares of common stock and 55,000,000 shares of preferred stock.

We have designated 10,000,000 shares of Series A preferred stock, $.00001 par value, each share having voting rights equal to 500 shares of common stock.

We have designated 5,000,000 shares of Series B convertible preferred stock, $.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.

We have designated 40,000,000 shares of Series C convertible preferred stock, $.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.

 .

During the year ended December 31, 2008 we issued 221,405,400 shares of common stock upon the conversion of $11,070 of principal amount of a debenture.

NOTE 7 - INCOME TAXES

We utilize ASC 740 “Income Taxes”, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

As of December 31, 2009 we have fully allowed for any deferred tax assets as management has determined that it is more-likely-than-not that we will not sustain the use of our net operating loss carryforwards and have established a valuation allowance for them. The valuation allowance increased by $20,000 and decreased by $14,000 during the years ended December 31, 2009 and 2008, respectively.

Significant components of the Company's deferred income tax assets at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred income tax asset:
Net operating loss carryforward	$239,000	$219,000
Valuation allowance	(239,000)	(219,000)

Net deferred tax asset	$-	$-

Reconciliation of the effective income tax rate to the U. S. statutory rate is as follows:

	2009	2008
Tax expense at the U.S. statutory
income tax rate	(35%)	(35%)
Increase in valuation allowance	35%	35%

Effective income tax rate	-	-

The Company has not filed income tax returns in the United States federal jurisdiction and certain states in the United States. The Company is in the process of preparing and filing its US federal returns. These U. S. federal returns are considered open tax years as of the date of these consolidated financial statements. No tax returns are currently under examination by any tax authorities.

NOTE 8 – PROPERTY AND EQUIPMENT

Fixed assets and accumulated depreciation at December 31, 2009 and 2008 consists of the following:

	2009	2008
Furniture and fixtures	$11,631	$11,631
Equipment	228,219	202,737
Software	350,465	331,722
	590,315	546,090
Accumulated depreciation	(289,973)	(178,265)
Net book value	$300,342	$367,825

Depreciation expense was $111,708 and $56,703 for the years ended December 31, 2009 and 2008, respectively, of which $70,093 and $19,117 relate to software for 2009 and 2008.  As of December 31, 2009 and 2008, unamortized software costs are $220,657 and $272,007, respectively.

During 2006, we acquired property and equipment in the amount of $17,261, pursuant to a capital lease. The depreciation on this equipment is included in the expense reported above.  Our capital lease obligation matured in 2009.

Approximate amortization of software costs for the next five years is as follows: 2010, $68,000; 2011, $51,000; 2012, $51,000; 2013, $51,000; and 2014, $0.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

All of our operating leases are either on a month to month basis or expired during 2009.  Future minimum lease for 2010 payments are $43,656.

Rent expense for the years ended December 31, 2009 and 2008 was $77,212 and $85,627, respectively.

NOTE 10 - SUBSEQUENT EVENTS

On February 1, 2010, Barbara Thorpe entered into an employment agreement with DAC. As a part of the agreement Ms. Thorpe was required to exchange her one million dollars worth of preferred series E shares in PTS for one million dollars worth of DBYC preferred series B shares.  DBYC subsequently in settlement of its obligations to PTS, Inc for past management services, allocable fees, federal tax benefits and any other and all past present and/or future obligations of DBYC and DAC to PTS, Inc. exchanged the PTS, Inc. preferred series E shares for such obligations.

During February of 2010, PTS undertook reorganization and restructuring efforts which resulted in the divestiture of PTS’ interest in Disability Access Corporation and in Disability Access Consultants Inc. through an exchange agreement with PTS’ former CEO Peter Chin.  More particularly, on February 23, 2010, PTS, Inc., entered into an Exchange and Settlement Agreement (the “Agreement”) with Mr. Peter Chin to resolve mutual obligations and liabilities.  The effect of the agreement was that Mr. Peter Chin would resign from all positions and appointments in PTS, Inc. as of the close of business on February 23, 2010 and the Board would accept such resignation, and that further Peter Chin would forgive $502,699 of collective accumulated obligations for salary, advances and expenses from PTS, Inc. and would further exchange 4,863,333 PTS, Inc. Series A preferred shares (worth approximately $328,275 based on closing bid price at February 12, 2010) in exchange for 10,000,000 Series A preferred shares in Disability Access Corporation, held by PTS, Inc. (approximate value $100) plus 1,175,126,879 common shares in Disability Access Corporation (approximate value $117,513) held by PTS, Inc. plus all notes receivable (including debentures) held by PTS, Inc. in Disability Access Corporation and/or its subsidiary Disability Access Consultants, Inc. which collectively total $569,078 as of February 23, 2010.  The net exchange eliminates PTS, Inc.’s interest in Disability Access Corporation as well as Disability Access Consultants, Inc.

Effective February 23, 2010 the $603,188 Disability Access Consultants Inc. owed PTS, Inc. was assigned to Mr. Peter Chin in the form of a promissory note due April 1, 2015 with 8% interest per annum.

Effective February 23, 2010 PTS, Inc. forgave Disability Access Corporation debt totaling $143,682 and Disability Access Corporation forgave PTS, Inc. debt totaling $177,794.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)
ASSETS

Current assets
Cash	$ 270,175	$ 148,829
Accounts receivable, net allowance $1,448 and $1,448, respectively	226,906	312,387
Other current assets	36,205	5,794
Total current assets	533,286	467,010

Property and equipment, net of accumulated depreciation
of $350,373 and $289,973, respectively	269,259	300,342

Goodwill	908,712	908,712
Deposits	4,385	4,385

TOTAL ASSETS	$ 1,715,642	$ 1,680,449

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable - trade	$ 80,465	$ 144,307
Accrued expenses	232,364	201,668
Advances from related parties	3,150	2,140
Notes payable, current portion	16,640	25,073
Convertible note payable, related party, including accrued interest
net of related party note receivable of $185,992	-	425,191
Note payable, officer	59,191	104,200
Debentures payable, current portion	-	112,763
Total current liabilities	391,810	1,015,342

Note payable, related party	603,189	-

Total liabilities	994,999	1,015,342

Stockholders' equity
Preferred stock Series A, $.00001 par value; 10,000,000 shares
authorized, issued and outstanding,	100	100
Preferred stock Series B, $.00001 par value; 5,000,000 shares
authorized, 1,000,000 and no shares issued and outstanding,	10	-
Preferred stock Series C, $.00001 par value; 40,000,000 shares
authorized, 8,000,000 shares issued and outstanding,	80	80
Common stock, $.00001 par value; 2,445,000,000 shares
authorized, 2,437,676,200 shares issued and
outstanding	24,377	24,377
Additional paid-in capital	1,694,572	1,694,443

Accumulated deficit	(998,496)	(1,053,893)

Total stockholders' equity	720,643	665,107

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,715,642	$ 1,680,449

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Sales	$ 454,834	$ 165,935	$ 903,391	$ 449,091
Cost of sales	164,758	127,421	337,774	253,626

Gross profit	290,076	38,514	565,617	195,465

Operating costs and expenses
Selling expense	28,486	19,500	54,880	39,500
General and administrative	200,135	180,330	387,115	329,883

Total operating costs and expenses	228,621	199,830	441,995	369,383

Income (loss) from operations before other expense	61,455	(161,316)	123,622	(173,918)

Interest expense, net	(13,961)	(13,870)	(34,179)	(28,209)
Loss on extinguishment of debt	-	-	(34,046)	-

Net income (loss)	$ 47,494	$ (175,186)	$ 55,397	$ (202,127)

Income (loss) per common share,	$ 0.00	$ (0.00)	$ 0.00	$ (0.00)
Basic	$ 0.00	$ (0.00)	$ 0.00	$ (0.00)
Diluted

Weighted average shares outstanding,
Basic	2,437,676,200	2,437,676,200	2,437,676,200	2,437,676,200
Diluted	13,239,065,100	2,437,676,200	13,239,065,100	2,437,676,200

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

(Unaudited)

	2010	2009

Cash flows from operating activities:
Net income (loss)	$ 55,397	$ (202,127)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization	60,400	54,402
Loss on extinguishment of debt	34,046	-
Stock based compensation	139	-
Accrued interest on related party loans, net	26,334	12,678
Decrease (increase) in assets:
Accounts receivable	85,481	183,556
Other current assets	(30,411)	6,210
Increase (decrease) in liabilities:
Accounts payable and accrued expenses	(25,430)	(8,780)

Cash provided by operating activities	205,956	45,939

Cash flows from investing activities:
Cash paid for fixed assets	(29,317)	(18,743)

Cash used by investing activities	(29,317)	(18,743)

Cash flows from financing activities:
Advances from related party	3,150	-
Payments on notes and capital leases	(8,433)	(6,915)
Payments on related party notes	(50,010)	(23,002)

Cash used by financing activities	(55,293)	(29,917)

Net increase (decrease) in cash	121,346	(2,721)
Cash, beginning of period	148,829	113,509
Cash, end of period	$ 270,175	$ 110,788

Supplemental Schedule of Cash Flow Information:
Cash paid for interest	$ 21,429	$ 9,576

Non-cash financial activities:

Accrued interest on related party notes added to principal	$ 18,142	$ 8,433
Accrued interest on debentures added to principal	-	2,737
Debentures payable assigned to related party	141,606	-
Current related party note payable reclassified as long term	461,582	-
Issuance of preferred shares pursuant to divestiture	10	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DISABILITY ACCESS CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010 AND 2009

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Disability Access Corporation (“our”, “us”, “we”, “DBYC” or the “Company”) was incorporated in the state of Nevada on December 15, 2004 under the name of PTS Cards, Inc. and its name changed to Disability Access Corporation on November 8, 2006. PTS, Inc. (“PTS”), our former parent company, purchased Power-Save Energy Corp., a Delaware corporation, on March 15, 2005. On November 15, 2005, PTS purchased Disability Access Consultants, Inc. (“DAC”). On October 11, 2006, PTS renamed Power-Save Energy Corp. to Disability Access Corporation (“DBYC Delaware”). On October 17, 2006 DAC signed a merger agreement with DBYC Delaware to be effective on January 2, 2007 with DBYC Delaware to be the surviving corporation. However, on November 9, 2006, Disability Access Corporation Nevada (“DBYC NV”) was incorporated. Management’s original intent was to merge DAC under DBYC Delaware. Instead, DBYC NV was formed to replace DBYC Delaware.

On November 15, 2006, DBYC NV was merged into DBYC Delaware, with DBYC NV (“DBYC”) remaining as the surviving public corporation and a subsidiary of PTS, Inc. Under the terms of the planned merger agreement dated October 17, 2006, DAC was to be merged with and into DBYC NV, with DAC continuing as the surviving corporation. On January 3, 2007, upon further consideration, the Board of Directors of PTS reconsidered the structure and decided, for various business optimization purposes, to forgo the merger of DAC. Instead, DAC became a wholly-owned subsidiary of DBYC.

DAC is a corporation with an extensive history of accessibility compliance consulting. DAC provides consultation to numerous state and local governmental entities and businesses.  DAC has assisted city and county governments, the federal government, school districts, and other public entities and municipalities. DAC has also assisted retail, commercial, recreational and corporate clients to comply with state and federal accessibility standards.  DAC has developed transition/barrier removal plans and provided consultation and expert witness services.  DAC offers both pro-active services as well as support and assistance for companies that are facing penalties and litigation for being out of compliance. DAC has assisted in litigation and has performed compliance audits for public entities and other businesses. To help companies and public entities meet the requirements of the Americans with Disabilities Act and other accessibility standards, DAC has developed  proprietary software that is a management tool to simplify and streamline the accessibility compliance process. DAC has offices in Nevada, Northern California and Florida.

On February 23, 2010 PTS divested itself of its ownership in DBYC and DAC.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements as of June 30, 2010 and for the three and six month periods ended June 30, 2010 and 2009 have been prepared by DBYC pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-Q and Regulation S-X. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. The Company believes that the disclosures provided are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2009 as disclosed in the company's Form 10 as filed with the SEC, as it may be amended.

The results of the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the pending full year ending December 31, 2010.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  However, we have been unable to produce recurring net operating income which raises substantial doubt about our ability to continue as a going concern.  Without realization of additional working capital, either through the sale of equity shares or increased revenues from operations, it would be unlikely for us to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

We will need to increase revenue and/or raise additional capital to continue our operations and will endeavor to raise funds through the sale of equity shares and increased revenues from operations.

There can be no assurance that we will continue to generate revenues from operations or obtain sufficient capital on acceptable terms, if at all.  Failure to obtain such capital or generate such operating revenues would have an adverse impact on our financial position and results of operations and ability to continue as a going concern.  Our operating and capital requirements during the next fiscal year and thereafter will vary based on a number of factors, including the level of sales and marketing activities for our services and products.  There can be no assurance that additional private or public finances, including debt or equity financing, will be available as needed or, if available, on terms favorable to us.  Any additional equity financing may be dilutive to stockholders and such additional equity securities may have rights, preferences or privileges that are senior to those of our existing common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility.  Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

If we raise additional funds by issuing equity securities, existing stockholders may experience a dilution in their ownership.  In addition, as a condition to giving additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DBYC and DAC. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

DAC generates revenue from services regarding compliance with state, federal and local accessibility codes. Services include inspections of facilities, production of accessibility reports, consultation, expert witness services, and review of policies and procedures of the client. In all cases, revenue is recognized as earned by the Company. Though contracts may vary between a progress-basis and completed project basis, as the client becomes liable to the Company for services provided, as defined in the agreement, the client is then invoiced and revenue is accordingly recognized and recorded.  The Company does not recognize or record any revenues for which it does not have a legal basis for invoicing or legally collecting. For progress-basis contracts, the Company invoices the client when it has completed the specified portion of the agreement, thereby, ensuring the client is legally liable to the Company for payment of the invoice. On progress-basis contracts, revenue is not recognized until this criteria is met. The Company generally seeks progress-based agreements when the length of engagement will exceed two months and the size of contract exceeds $25,000.

Concentrations

Customers:

During the six months ended June 30, 2010 and 2009, four and three customers, respectively, accounted for 61% and 58%, respectively, of our revenue. No other customer accounted for more than 10% of revenue during 2010 and 2009. The loss of these customers could have a material adverse effect on our financial position and results of operations.

At June 30, 2010, three customers accounted for a total of 91% of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable at June 30, 2010.

Loss Per Share

Basic and diluted loss per common share for all periods presented is computed based on the weighted average number of common shares outstanding during the year as defined by FASB ASC Topic 260, "Earnings Per Share”. The assumed exercise of common stock equivalents was not utilized for the six months ended June 30, 2010 and for the three and six months ended June 30, 2009 since the effect would be anti-dilutive. Common stock equivalents of 10,801,388,900 were included in the calculation of diluted earnings per share for the three months ended June 30, 2010. There were 10,801,388,900 and 7,763,945,714 common stock equivalents outstanding at June 30, 2010 and 2009, respectively (see Note 5).

Income Taxes

We utilize ASC 740 “Income Taxes” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Stock Based Compensation

We account for our stock based compensation under ASC 718 “Compensation – Stock Compensation” using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Potential Derivative Instruments

We periodically assess our financial and equity instruments to determine if they require derivative accounting. Instruments which may potentially require derivative accounting are conversion features of debt, equity, and common stock equivalents in excess of available authorized common shares.

We have determined that the conversion features of our equity instruments are not derivative instruments because the strike price of common stock at the date of grant is equal to the conversion price.

We have determined that common stock equivalents in excess of available authorized common shares are not derivative instruments due to the fact that an increase in authorized shares is within our control because our chief executive officer, Peter Chin, and his spouse control over 50% of our voting power. Mr. Chin has the power to elect directors of his choosing, including, if he so chose, to elect himself as the sole director through his greater than 50% ownership of the outstanding common shares. Article 3, Item 10 of the company’s bylaws states that: “Any director may be removed for cause by the majority vote of the stockholders or by a majority vote of the Board of Directors.” Therefore, Mr. Chin has the authority and ability, as controlling shareholder, to take action to remove the board, and either replace them with board members who would act or install himself as the sole board member and act unilaterally.

Fair Value of Financial Instruments

Our short-term financial instruments, including cash, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management’s estimates, reasonably approximate their book value.

Reclassifications

Certain prior period items have been reclassified to conform to the current period presentation. The reclassifications had no impact on net loss.

Recent Accounting Pronouncements

The adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2009, the FASB issued authoritative guidance which will require more information about the transfer of financial assets where companies have continuing exposure to the risks related to transferred financial assets. This guidance is effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

In June 2009, the FASB issued authoritative guidance which will change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this guidance, determining whether a company is required to consolidate an entity will be based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. Adopted January 1, 2010, the adoption of this guidance had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

NOTE 3 - RELATED PARTY TRANSACTIONS

During February of 2010, PTS undertook reorganization and restructuring efforts which resulted in the divestiture of PTS’ interest in Disability Access Corporation and in Disability Access Consultants Inc. through an exchange agreement with PTS’ former CEO Peter Chin.  More particularly, on February 23, 2010, PTS, Inc., entered into an Exchange and Settlement Agreement (the “Agreement”) with Mr. Peter Chin to resolve mutual obligations and liabilities.  The effect of the agreement was that Mr. Peter Chin would resign from all positions and appointments in PTS, Inc. as of the close of business on February 23, 2010 and the Board would accept such resignation, and that further Peter Chin would forgive $502,699 of collective accumulated obligations for salary, advances and expenses from PTS, Inc. and would further exchange 4,863,333 PTS, Inc. Series A preferred shares (worth approximately $328,275 based on closing bid price at February 12, 2010) in exchange for 10,000,000 Series A preferred shares in Disability Access Corporation, held by PTS, Inc. (approximate value $100) plus 1,175,126,879 common shares in Disability Access Corporation (approximate value $117,513) held by PTS, Inc. plus all notes receivable (including debentures) held by PTS, Inc. in Disability Access Corporation and/or its subsidiary Disability Access Consultants, Inc. which collectively total $569,078 as of February 23, 2010.  The net exchange eliminates PTS, Inc.’s interest in Disability Access Corporation as well as Disability Access Consultants, Inc.

Effective February 23, 2010 the $603,189 Disability Access Consultants Inc. owed PTS, Inc. was assigned to Mr. Peter Chin in the form of a promissory note due April 1, 2015 with 8% interest per annum.

Effective February 23, 2010 PTS, Inc. forgave Disability Access Corporation debt totaling $143,747 and Disability Access Corporation forgave PTS, Inc. debt totaling $177,793. As a result of these transactions we have recorded a net loss on extinguishment of debt in the amount of $34,046.

Due to Related Parties

During 2010 we repaid $45,009 of principal to an officer of DAC.

NOTE 4 - CONVERTIBLE DEBENTURES AND NOTES PAYABLE

Effective February 23, 2010 the $603,189 Disability Access Consultants Inc. owed PTS, Inc. was assigned to Mr. Peter Chin in the form of a promissory note due April 1, 2015 with 8% interest per annum. Accrued interest of $804 remains unpaid as of June 30, 2010.

During 2010 we repaid $45,009 of principal to an officer of DAC. As of June 30, 2010 the principal balance of this note was $59,191 and accrued interest on the note payable is $10,175.

DAC has established a 2-year $100,000 line of credit with Tri Counties Bank.  Terms of the loan require interest at Prime +2% interest (5.25% at June 30, 2010), payable monthly. The current balance as of June 30, 2010 is $16,640 with minimum monthly interest-only payments.   The line of credit is personally guaranteed by Barbara Thorpe, the President of DAC. Since the line of credit may be called upon 60 days notice by the bank, the entire balance is classified as a current liability at June 30, 2010.

During the quarter ended March 31, 2007, we issued a convertible debenture in the amount of $150,000. The note bore interest at the rate of 8% per year and was to mature on December 31, 2011. The principal balance of the debenture at December 31, 2009 was $112,763. The note was convertible into DBYC (ticker symbol “DBYC”) or PTS, Inc. (ticker symbol “PTSH”) common stock at a 50% discount to market. In connection with PTS’s divestiture of its holdings in our stock, PTS assumed the $112,763 remaining principal and $28,843 of accrued interest related to this debt and forgave our responsibility under the obligation. We have recorded a gain on extinguishment of debt in the aggregate amount of $141,606.

NOTE 5 – CONVERTIBLE PREFERRED STOCK AND DEBENTURES

On February 23, 2010, PTS, Inc. exchanged 10,000,000 Preferred Series A plus 1,175,126,879 common stock to Mr. Peter Chin and Mr. Peter Chin maintains control after the divestiture.

As of June 30, 2010, the common stock equivalents of the Company exceeded the total common stock available for issuance by approximately 10,794,000,000 shares.  The Company’s Chief Executive Officer, Peter Chin, controls 8,000,000 shares of Series C Preferred Stock that are convertible into 800,000,000 common shares of the Company.

After giving consideration to the convertible preferred stock held by Mr. Chin, our remaining common stock equivalents exceed our common shares available for issuance by approximately 9,994,000,000 shares. Although we are required to obtain shareholder approval to increase our authorized shares, Mr. Chin has control of shareholder votes in excess of 50%. Therefore, the ability to increase our authorized shares is considered to be within the Company’s control and we have not accounted for these common stock equivalents as derivative instruments at June 30, 2010.

NOTE 6 – STOCKHOLDERS’ EQUITY

We are authorized to issue a total of 2,500,000,000 shares of stock, 2,445,000,000 shares of common stock and 55,000,000 shares of preferred stock.

We have designated 10,000,000 shares of Series A preferred stock, $.00001 par value, each share having voting rights equal to 500 shares of common stock.

We have designated 5,000,000 shares of Series B convertible preferred stock, $.00001 par value, each share convertible into $1 worth of common stock at, based on the average of the lowest 3 closing prices for the 20 day period prior to conversion.

We have designated 40,000,000 shares of Series C convertible preferred stock, $.00001 par value, each share convertible into 100 shares of common stock. Each share has voting rights equal to the equivalent number of common shares on an as if converted basis.

On February 1, 2010, Barbara Thorpe entered into an employment agreement with DAC. Pursuant to her employment contract, Ms. Thorpe received a stock grant of 100,000 shares of Preferred Series C stock. The grant vests in equal biannual installments of 16,667 shares over the three year term of the contract. We have valued the grant at $1,000, based on the value of the underlying shares of common stock. During the six months ended June 30, 2010 we have recognized $139 of expense related to this stock grant.

On February 1, 2010, Barbara Thorpe entered into an employment agreement with DAC. As a part of the divestiture agreement Ms. Thorpe was required to exchange her one million dollars worth of Preferred Series E shares in PTS for one million dollars worth of DBYC Preferred Series B shares.  DBYC, in settlement of its obligations to PTS, Inc for past management services, allocable fees, federal tax benefits and any other and all past present and/or future obligations of DBYC and DAC to PTS, Inc. exchanged the PTS, Inc. Preferred Series E shares for such obligations. We have recorded a capital transaction valued at $10, or $0.00001 per share, in connection with the issuance of the one million shares of Preferred Series B.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DISABILITY ACCESS CORPORATION

Date: September 24, 2010	By:	/s/ Peter Chin
Peter Chin Chief Executive Officer and Chief Financial Officer (Principal Accounting, Executive and Financial Officer)

Date: September 24, 2010		/s/ Barbara Thorpe Barbara Thorpe Director/President

Date: September 24, 2010		/s/ Phillip Flaherty Phillip Flaherty Director